EXHIBIT 99.1

FreeSeas Announces 2009 Second Quarter and Six Month Financial Results

 2009 Second Quarter Financial Highlights
 * Operating revenues of $12.4 million
 * Net income of $0.56 million, or $0.03 per diluted share
 * Adjusted EBITDA of $5.7 million
 * Cash flow from operations of $4.1 million
 * Nine vessels were operated during the period, generating a time charter equivalent rate of $14,437 per day

 2009 Six Month Financial Highlights
 * Operating revenues of $29.9 million
 * Net income of $6.8 million, or $0.32 per diluted share
 * Adjusted EBITDA of $17.6 million
 * Cash flow from operations of $12.9 million
 * Nine vessels were operated during the period, generating for a time charter equivalent rate of $17,441 per day

PIRAEUS, Greece, Aug. 18, 2009 (GLOBE NEWSWIRE) -- FreeSeas Inc. (Nasdaq:FREE) (Nasdaq:FREEW) (Nasdaq:FREEZ) ("FreeSeas" or the "Company"), a transporter of dry bulk cargoes through the ownership and operation of a fleet of Handysize and Handymax vessels, today announced financial results for its second quarter and six months ended June 30, 2009.

Mr. Ion Varouxakis, President and CEO of FreeSeas, stated, "We are very pleased to have generated positive cash flow from operations and profitability in our second quarter during a difficult period in the global economy and the shipping market, and to have reported strong results for the first half of the year. Throughout 2009, FreeSeas' management team has remained focused on taking advantage of our efficient organizational structure to quickly implement initiatives that reduced our operating costs, which resulted in lower vessel operating costs for the period. We have period time charters at favorable rates on three of our nine vessels, and have been successful in consistently securing employment of our remaining vessels at profitable rates on the spot market."

Recent Financing Provided Greater Flexibility -- Agrees to Acquire New Vessel

Mr. Varouxakis continued, "As a result of FreeSeas' streamlined operating infrastructure, we have maintained our belief that the acquisition of additional tonnage at highly attractive prices in this environment would be consistent with our fleet expansion strategy. Given that many of FreeSeas' costs are fixed, such acquisitions should be expected to lower our per vessel break-even, and we expect would be immediately accretive to our earnings. Our recent capital raise positioned us to take advantage of this opportunity, and we were very pleased to announce today that we have agreed to acquire a Handysize vessel, the Free Neptune, which we expect to be delivered to the Company in the next few weeks. Furthermore, this equity infusion strengthened our balance sheet and, we believe, provided us with a distinct competitive advantage in today's overleveraged shipping environment."

Outlook for 2009

Mr. Varouxakis concluded, "We continue to see trends in our markets that lead us to believe that the ownership of Handysize vessels puts us in a unique position in the dry-bulk sector. As opposed to other asset classes, we are witnessing a net reduction in the worldwide Handysize fleet throughout 2009. As a consequence, we believe that our fleet is in a prime position to take advantage of potential market upturns as demand increases and rates improve. We believe that the completion of our recent financing and strengthened balance sheet, efficient operating infrastructure, and recent acquisition provide a positive outlook for both the immediate and long-term future."

2009 Second Quarter Financial Review

 * Operating revenues for the 2009 second quarter were $12.4 million, as compared to $15.1 million reported the same period of the prior year.  Operating revenues during the period were affected by off-
   hire days relating to technical and operational occurrences during the second quarter of 2009. The Company intends to seek to recover a portion of this loss of revenue resulting from off-hire days, although there can be no assurances that it will be successful in recovering all or any portion of it.  The Company's operating revenues were also impacted by lower charter rates during the 2009 second quarter versus the 2008 period, offset by an increase in the
   Company's fleet.

 * Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $3.9 million, or 31.7% of revenue, for the 2009 second quarter, as compared to $4.1 million, or 27.3% of revenue, for the same period of the prior year.

 * For the second quarter of 2009, depreciation expense and
   amortization of deferred charges totaled $4.3 million, as compared to $3.2 million for the second quarter of 2008. The increase in depreciation expenses and amortization of deferred charges reflected primarily an increase of the fleet from an average of approximately seven to nine vessels, which increase was offset by an adjustment to the period over which the Company depreciates its vessels to 28 years from 27 years.

 * Income from operations for the second quarter of 2009 was $1.5 million as compared to the $5.6 million reported in the prior year period.  Net income for the second quarter of 2009 was $0.56 million, or $0.03 per diluted share based on 21.2 million diluted weighted average number of shares outstanding, as compared to net income of $4.2 million, or $0.19 per diluted share based on 21.7 million diluted shares outstanding, for the second quarter of 2008.

 * Adjusted EBITDA for the quarter ended June 30, 2009 was $5.7 million compared to $8.7 million in the prior year quarter.  A table reconciling adjusted EBITDA to net income can be found in footnote (1) to this release.

2009 Six Month Financial Review

 * Operating revenues for the first six months of 2009 were $29.9 million, an increase of 26.0% from $23.8 million in the comparable period of the prior year, largely due to the increase in the size of the Company's fleet.

 * Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $7.4 million, or 24.7% of revenue, for the first half of 2009, as compared to $7.4 million, or 31.1% of revenue, for the comparable period of the prior year.  The decrease in vessel operating expenses as a percentage of revenue is largely due to the
   Company's cost-reduction initiatives.

 * For the first six months of 2009, depreciation expense and amortization of deferred charges totaled $8.9 million, as compared to $5.3 million for the first six months of 2008. The increase in depreciation expenses and amortization of deferred charges was mainly due to the increase of the fleet size from an average of approximately six to nine vessels.

 * Income from operations for the first six months of 2009 was $8.8 million, an increase of 21.6% from the $7.3 million reported in the prior year period.  Net income for the first six months of 2009 was
   $6.8 million, or $0.32 per diluted share based on 21.2 million diluted weighted average number of shares outstanding, as compared to net income of $4.5 million, or $0.21 per diluted share based on
   21.9 million diluted shares outstanding, for the first half of 2008.

 * Adjusted EBITDA for the first half of 2009 increased to $17.6 million from $12.5 million in the prior year period.  A table reconciling adjusted EBITDA to net income can be found in footnote
   (1) to this release.

Balance Sheet and Debt Repayment Information

At June 30, 2009, FreeSeas' cash and cash equivalents were $2.1 million, total debt was $146.7 million and stockholders' equity was $127.6 million, compared to $3.4 million, $160.4 million and $120.9 million, respectively, at December 31, 2008.

These amounts do not reflect the $16.7 in net proceeds received from the Company's common stock offering in July 2009. As a result of a debt repayment made using a portion of the net proceeds, the current portion of debt as of the date of this press release has been reduced to $24.5 million. Included in the current portion of debt of $24.5 million is $10.9 million, which has been recorded as current to reflect the difference between today's vessel market value and value to loan covenant requirements coming into effect in the second quarter of 2010. During the first quarter of 2009, FreeSeas obtained covenant waivers from its lenders, and while there is no guarantee of future waivers, the Company would anticipate requesting further extension or restructuring of its covenants if necessary for 2010.

Fleet Employment Data

 ---------------------------------------------------------------------
   Vessel                                          Employment
    Name         Dwt      Type      Built       as of August 2009
 ---------------------------------------------------------------------
 Free Destiny   25,240  Handysize    1982          Repositioning
 ---------------------------------------------------------------------
                                           40-50 day spot time charter
                                           trip at $7,900 per day
 Free Envoy     26,318  Handysize    1984  through September 2009
 ---------------------------------------------------------------------
                                           Balance of time charter at
                                           $8,000 per day through
                                           September 2009 (+50% profit
                                           sharing above $10,000);
                                           increases to $10,500 per
                                           day on September 15, 2009
                                           through January/February
                                           2010 (+50% profit sharing
 Free Goddess   22,051  Handysize    1995  above $12,500 per day)
 ---------------------------------------------------------------------
                                           25-30 day spot time charter
                                           trip at $13,000 per day
 Free Hero      24,318  Handysize    1995  through September 2009
 ---------------------------------------------------------------------
                                           25-40 day spot time charter
                                           trip at $8,750 per day
 Free Impala    24,111  Handysize    1997  through September 2009
 ---------------------------------------------------------------------
                                           Balance of time charter at
                                           $28,000 per day  through
                                           March 2010 and $24,000 per
 Free Jupiter   47,777  Handymax     2002  day through March 2011
 ---------------------------------------------------------------------
                                           45-65 day spot time charter
                                           trip at $7,600 per day
 Free Knight    24,111  Handysize    1998  through September 2009
 ---------------------------------------------------------------------
                                           Balance of time charter at
                                           $51,150 per day through
 Free Lady      50,246  Handymax     2003  May 2010
 ---------------------------------------------------------------------
                                           45-50 day spot time charter
                                           trip at $8,650 per day
 Free Maverick  23,994  Handysize    1998  through August 2009
 ---------------------------------------------------------------------
 TOTAL         268,166
 ---------------------------------------------------------------------

Conference Call

The Company will discuss these results in a conference call later this morning at 11:00 a.m. ET. The dial-in numbers are:

(866) 861-6730 (U.S.)

(702) 696-4678 (INTERNATIONAL)

The conference call will also be broadcast live via the "Investor Relations" section of FreeSeas' website at www.freeseas.gr. The Company will also have an accompanying slide presentation available in PDF format 30 minutes prior to the conference call. Once at the "Investor Relations" section, interested parties should click on "Conference Calls".

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of seven Handysize vessels and two Handymax vessels. FreeSeas' common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, http://www.freeseas.gr.

The FreeSeas Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=5981

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

 FREESEAS INC.

 PERFORMANCE INDICATORS
 (All amounts in tables in thousands of United States dollars, except for fleet data and per diem amounts )

                                Three Months Ended   Six Months Ended
                                June 30,  June 30,  June 30,  June 30,
                                  2009      2008      2009      2008
                                --------  --------  --------  --------
 EBITDA (1)                        5,670  $  8,725    17,589  $ 12,463
 Fleet Data:
 Average number of vessels (2)      9.00      6.98      9.00      6.04
 Ownership days (3)                  819       635     1,629     1,100
 Available days (4)                  799       581     1,609     1,046
 Operating days (5)                  779       563     1,588       949
 Fleet utilization (6)              95.1%     88.7%     97.5%     86.3%
 Average Daily Results:
 Average TCE rate (7)             14,437  $ 25,304    17,441  $ 23,541
 Vessel operating expenses (8)     4,789     6,496     4,543     6,710
 Management fees (9)                 517       665       514       711
 General and administrative
  expenses(10)                     1,362     1,398     1,117     1,415

 Total vessel operating
  expenses (11)                    5,306     7,161     5,057     7,421

(1) EBITDA reconciliation to net income:

Adjusted EBITDA represents net earnings before interest, taxes, depreciation and amortization, change in the fair value of derivatives and loss on debt extinguishment. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is an alternative measure of our liquidity, performance and indebtedness. The following is a reconciliation of adjusted EBITDA to net income:

                                Three Months Ended   Six Months Ended
                                June 30,  June 30,  June 30,  June 30,
                                  2009      2008      2009      2008
                                --------  --------  --------  --------
 Net income (loss)                   560  $  4,184     6,757  $  4,470
 Depreciation and amortization     4,299     3,198     8,860     5,314
 Change in derivatives
  fair value                        (403)     (641)     (460)       54
 Interest and finance cost, net    1,214     1,345     2,432  $  1,985
 Loss on debt Extinguishment           0       639         0       639
                                --------  --------  --------  --------
 Adjusted EBITDA                   5,670  $  8,725    17,589  $ 12,463
                                ========  ========  ========  ========

(2) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(3) Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(4) Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.

(5) Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(6) We calculate fleet utilization by dividing the number of our fleet's operating days during a period by the number of ownership days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or other surveys.

(7) Time charter equivalent, or TCE, is a non - GAAP measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

                                Three Months Ended   Six Months Ended
                                June 30,  June 30,  June 30,  June 30,
                                  2009      2008      2009      2008
                                --------  --------  --------  --------
 Operating revenues               12,367  $ 15,113    29,923  $ 23,755
 Voyage expenses and commissions  (1,121)     (867)   (2,227)   (1,415)
                                --------  --------  --------  --------
 Net operating revenues           11,246    14,246    27,696    22,340
 Operating days                      779       563     1,588       949
                                --------  --------  --------  --------
 Time charter equivalent
  daily rate                      14,437  $ 25,304    17,441  $ 23,541
                                ========  ========  ========  ========

(8) Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

                                Three Months Ended   Six Months Ended
                                June 30,  June 30,  June 30,  June 30,
                                  2009      2008      2009      2008
                                --------  --------  --------  --------
 Vessel operating expenses         3,922  $  4,125     7,401  $  7,381
 Ownership days                      819       635     1,629     1,100
                                --------  --------  --------  --------
 Daily vessel operating expense    4,789  $  6,496     4,543  $  6,710
                                ========  ========  ========  ========

(9) Daily management fees are calculated by dividing total management fees paid on ships owned by ownership days for the relevant time period.

(10) Average daily general and administrative expenses are calculated by dividing general and administrative expenses by operating days for the relevant period.

(11) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of daily vessel operating expense and daily management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

 FREESEAS INC.
 CONDENSED UNAUDITED CONDENSED STATEMENTS OF OPERATIONS
 (All amounts in tables in thousands of United States dollars, except for share data)

                      For three months ended     For six months ended
                      30-Jun-09    30-Jun-08    30-Jun-09    30-Jun-08
                     (Unaudited)  (Unaudited)  (Unaudited)  (Unaudited)
                     -----------   ----------   ----------   ---------
 OPERATING REVENUES    $ 12,367     $ 15,113     $ 29,923     $ 23,755

 OPERATING EXPENSES:
 Vessel operating
  expenses               (3,922)      (4,125)      (7,401)      (7,381)
 Voyage expenses
  and commissions        (1,121)        (867)      (2,227)      (1,415)
 Depreciation expense    (3,806)      (3,025)      (8,086)      (5,040)
 Amortization of
  deferred charges         (493)        (173)        (774)        (274)
 Management fees to
  a related party          (423)        (547)        (838)      (1,032)
 Stock-based
  compensation
  expense                    (3)         (27)          (6)         (54)
 General and
  administrative
  expenses               (1,061)        (763)      (1,773)      (1,306)
                       --------     --------     --------     --------
   Income (loss) from
    operations         $  1,538     $  5,586     $  8,818     $  7,253

 OTHER INCOME
  (EXPENSE):
 Interest and
  finance costs        $ (1,214)    $ (1,494)    $ (2,446)    $ (2,520)
 Loss on debt
  extinguishment              0         (639)           0         (639)
 Change in
  derivatives fair
  value                     403          641          460          (54)
 Interest income              0          149           14          535
 Other                     (167)         (59)         (89)        (105)
                       --------     --------     --------     --------
 Other (expense)       $   (978)    $ (1,402)    $ (2,061)    $ (2,783)
                       --------     --------     --------     --------

                       --------     --------     --------     --------
 Net income (loss)     $    560     $  4,184     $  6,757     $  4,470
                       ========     ========     ========     ========

 Basic earnings
  (loss) per share     $   0.03     $   0.20     $   0.32     $   0.21
 Diluted earnings
  (loss) per share     $   0.03     $   0.19     $   0.32     $   0.20

 Basic weighted
  average number of
  shares             21,171,329   20,936,252   21,171,329   20,839,854
 Diluted weighted
  average number of
  shares             21,171,329   21,678,870   21,171,329   21,851,940

 FREESEAS INC.
 CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS
 (All amounts in tables in thousands of United States dollars, except for share data)

                                       June 30, 2009   Dec. 31, 2008
                                        (Unaudited)        Audited
                                       -------------   --------------
 ASSETS
 ------

 CURRENT ASSETS:
 Cash and cash equivalents                    2,091         $    3,378
 Trade receivables, net                       2,225                812
 Insurance claims                             9,906             17,807
 Due from related party                       1,948              1,634
 Inventories                                    618                579
 Back log assets                                  0                907
 Restricted cash                              1,704              1,095
 Prepayments and other                          889                972
                                         ----------         ----------
   Total current assets                  $   19,381         $   27,184

 Advances for acquisition of vessels
 Fixed assets, net                          267,319            275,405
 Deferred charges, net                        3,150              3,772
 Restricted cash & time deposits              1,500              1,500
                                         ----------         ----------
   Total non-current assets              $  271,969         $  280,677

                                         ----------         ----------
   Total Assets                          $  291,350         $  307,861
                                         ==========         ==========

 LIABILITIES AND SHAREHOLDERS' EQUITY
 ------------------------------------
 CURRENT LIABILITIES:
 Accounts payable                            11,353         $   10,916
 Accrued liabilities                          1,658             11,347
 Due to related party                            21                 12
 Unearned revenue                               989              1,320
 Deferred revenue-current portion               441                  0
 Derivatives financial instruments
  at fair value                                 532                473
 Bank loans - current portion                32,290             26,700
                                         ----------         ----------
   Total current liabilities             $   47,284         $   50,768

 Derivatives financial instruments
  at fair value                                 817              1,337
 Deferred revenue-current portion             1,072              1,251
  Bank loans - net of current portion       114,560            133,650
                                         ----------         ----------
   Total long term  liabilities          $  116,449         $  136,238

 Commitments and Contingencies
 SHAREHOLDERS' EQUITY:
 Common stock                                    21                 21
 Additional paid-in capital                 110,328            110,322
 Retained earnings                           17,268             10,512
   Total shareholders' equity            $  127,617         $  120,855
                                         ----------         ----------
   Total Liabilities and
    Shareholders' Equity                 $  291,350         $  307,861
                                         ----------         ----------

CONTACT:  FreeSeas Inc.
          Ion Varouxakis, Chief Executive Officer
          011-30-210-45-28-770
          Fax: 011-30-210-429-10-10
          info@freeseas.gr
          www.freeseas.gr
          89 Akti Miaouli Street
          185 38 Piraeus, Greece

          The Equity Group Inc.
          Investor Relations
          Adam Prior, Vice President
          212-836-9606
          aprior@equityny.com
          www.theequitygroup.com